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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             MERCATOR SOFTWARE, INC.
                            (Name of Subject Company)

                             MERCATOR SOFTWARE, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    587587106
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                   ROY C. KING
                 CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             MERCATOR SOFTWARE, INC.
                                 45 DANBURY ROAD
                                WILTON, CT 06897
                            TELEPHONE: (203) 761-8600
       (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                    Copy to:

                             MICHAEL WEINSIER, ESQ.
                           CHARLES A. SAMUELSON, ESQ.
                      JENKENS & GILCHRIST PARKER CHAPIN LLP
                              405 LEXINGTON AVENUE
                               NEW YORK, NY 10174
                            TELEPHONE: (212) 704-6000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

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The following is a letter to Mercator's customers and partners:

TO OUR VALUED CUSTOMERS AND PARTNERS,

Today, Mercator announced that it has signed a definitive agreement to be acquired by Ascential Software Corporation. This is a strategic, growth-oriented acquisition, which combines two companies with complementary products, distribution channels, strategic alliances, and geographic presence. Mercator has entered into this agreement with one goal in mind: to deliver greater value to our customers, partners, employees and shareholders. While regulatory and shareholder approvals are still pending, we expect that the tender offer will close by the end of the third quarter, 2003.

COMBINATION CREATES A STRONG CATEGORY LEADER FOR YOUR CRITICAL INTEGRATION NEEDS

The combination of Mercator and Ascential Software creates the largest independent enterprise data integration software provider, with more than 3,000 customers, 900 employees, offices across the globe, and annualized revenues of approximately $250 million.

The transaction with Ascential Software is expected to greatly enhance the combined companies' powerful data integration capabilities by:

     o Creating the industry's first and most comprehensive enterprise data integration product set to support the full spectrum of transactional, operational and analytical application requirements, regardless of data volumes or latency

     o Extending and deepening Ascential Software's resources for technology innovation, customer value and global reach

     o Adding solutions, expertise, customers and partners in key vertical markets including: finance, healthcare, retail, manufacturing, and distribution

     o Elevating the visibility and strategic importance of Ascential Software within the enterprise IT community

     o Leveraging Ascential's business model by accelerating profitability and growth, and provide accretion to earnings while retaining substantial financial resources

WE BELIEVE MERCATOR CUSTOMERS WILL GREATLY BENEFIT FROM THIS COMBINATION

Through the addition of new technologies, deep domain expertise and skill sets, and an expanded global sales, services and customer care operation, the combined company should allow customers to apply our comprehensive data integration platform pervasively, throughout their enterprise, regardless of data volumes or latency. The acquisition is expected to benefit Mercator customers in the following ways:

o ENHANCED PRODUCT INNOVATION NOW AND IN THE FUTURE - this transaction significantly strengthens and protects your product and resource investment in Mercator technologies and solutions. Ascential plans to continue to protect your current Mercator investments, and over time, expects to offer even deeper, broader integration solutions and capabilities.

o EXPANDED GLOBAL SERVICES AND DELIVERY - Until this transaction officially closes, all Mercator customers should continue to contact your existing Mercator representatives. When it closes, Mercator customers will immediately have access to an enhanced Global Support organization with increased size, scope and skills. You should rest assured Ascential plans to honor current terms and conditions of existing maintenance agreements for the duration of their current term. Upon any renewals (following deal closing), customers will then be transitioned to typical Ascential maintenance agreements.

o PROVEN INTEGRATION CAPABILITIES AND RESOURCES - Ascential has a very successful acquisition track record of integrating and enhancing complementary technologies into

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     market leading end-to-end integration solutions with tangible ROI. By combining Mercator's products and technologies with Ascential's, the combined company can offer a single vendor solution to enterprise data integration that reduces the on-going time, cost, and expense of piecing together, and separately maintaining, different vendor's technologies to achieve the same solution.


Your Mercator sales, service or partner contact is now available to answer your questions on this transaction and assist in any way possible during the transition. We can speak for our employees by telling you how excited they are with this new opportunity to achieve! We believe this agreement greatly enhances our ability to compete and service our customers in the world-class fashion we are accustomed to providing. YOU CAN ALSO LEARN MORE ABOUT ASCENTIAL AND VIEW THE PRESS RELEASE ON THE ACQUISITION BY LOGGING ONTO WWW.ASCENTIAL.COM.

In closing, let us personally thank you for your ongoing investments in, and support of, Mercator. Now, with Ascential Software, we remain firmly committed to your success and to delivering leading-edge integration products and services.

Regards,




Roy King                       Peter Gyenes                   Pete Fiore
Chairman and CEO               Chairman and CEO               President
Mercator Software              Ascential Software             Ascential Software


This document contains forward-looking statements, as well as a number of assumptions about future events and are subject to important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, benefits of the proposed transaction, benefits to customers and partners; improvements in market position; effects on the business of the combined company; new product capabilities; synergies of the combined businesses; integration plans; integrated product offerings; support and enhancement of Mercator products; timing of transaction consummation; and the functionality, characteristics, quality and performance capabilities of each company's products and technology; results achievable and benefits attainable through deployment of each company's products; . The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the acquisition may not be completed; the closing of the acquisition may be delayed; required regulatory approvals may not be granted; shareholders may not tender their shares or vote in favor of a merger; the businesses may not be successfully integrated or the transition may require substantial time; the integration may involve unexpected costs; both businesses may suffer as a result of uncertainty surrounding the transaction; key employees may depart the company following the acquisition; customers of each business may not adopt technology of the other business;. For a detailed discussion of these and other cautionary statements, please refer to the filings made by each of Ascential Software and Mercator with the Securities and Exchange Commission, including, without limitation, the most recent Quarterly Report on Form 10-Q. Ascential Software and Mercator disclaim any intent or obligation to update any forward-looking statements made herein to reflect any change in Ascential Software's expectations with regard thereto or any change in events, conditions, or circumstances on which such statements are based.

If a tender offer is commenced, any Offer to Purchase will be sent to all Mercator stockholders. This document will contain important information and should be read by stockholders. A tender offer statement on Schedule TO, which will include the Offer to Purchase and other exhibits, will be filed with the Securities and Exchange Commission. All documents filed with the SEC can be examined for free at the SEC web site (HTTP://WWW.SEC.GOV.). They are also available without charge by calling the Investor Relations department at
508.366.3888 or by sending a written request to that department at Investor Relations, Ascential Software Corporation, 50 Washington Street, Westborough, Massachusetts 01581.

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